Mail Stop 3561

June 13, 2007

Via Fax & U.S. Mail

Mr. Dominick A. Pagano, Chief Executive Officer
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, Connecticut 06032

> **Re:** **EDAC Technologies Corporation**
> **Form 10-K for the fiscal year ended December 30, 2006**
> **Filed March 13, 2007**
> **File No. 000-14275**

Dear Mr. Pagano:

We have reviewed your filing solely for the issues identified below and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the annual period ended December 30, 2006</u>
<u>Annual Report on Form 10-K for the year ended December 30, 2006</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of</u>
<u>Operations, page 6</u>
<u>Liquidity and Capital Resources, page 9</u>
<u>Cash Flow, page 10</u>

1.   We note that your disclosures are merely a reiteration of the cash flow statement.
        Please revise future filings to describe the underlying business reasons for
        material changes in cash flows from operating, investing, and financing activities
        from period to period. Even where reported amounts of cash provided and used
        by operations, investing activities or financing have been consistent, if the
        underlying sources of those cash flows have materially varied, analysis of that
        variability should be provided.

<u>EDAC Technologies Corporation Consolidated Financial Statements</u>
<u>Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income</u>

2.   Reference is made to the line item "Unfunded pension liability, net of income
        taxes of $414,258" in the amount of $199,384 presented on the face of your
        statements' of equity. According to Note E on page 29, it appears that you have
        included the $(2,059) relating to the transition adjustment for SFAS No. 158 as a
        component of current year other comprehensive income rather than as adjustment
        to accumulated other comprehensive income. Please note that any gains or losses,
        prior service costs or credits, and transition assets or obligations that have not yet
        been included in the net periodic benefit cost as of the end of the fiscal year in
        which SFAS No. 158 is initially applied are recognized as components of the
        ending of accumulated other comprehensive income, net of tax. In this regard, we
        believe you should revise your presentation in future filings to comply with
        paragraph 16 of SFAS No. 158 accordingly. You may refer to the example
        illustration in paragraph A7 of the implementation guide.

                                        ****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Linda Cvrkel
Branch Chief